Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2021 AND 2020

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and their related notes that appear elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended July 31, 2020 filed with the Securities and Exchange Commission on December 31, 2020 (the “2020 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2020 Form 20-F under the section titled “Risk Factors” and in other parts of the 2020 Form 20-F. In this report, we refer to ATIF Holdings Limited as “we,” “us,” “our,” the “Company” or “ATIF.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

We are a consulting company offering financial consulting services to small and medium-sized enterprise customers in China. Our goal is to become an international financial consulting company with clients and offices throughout Asia. Since our inception in 2015, we have primarily focused on helping clients going public on the OTC markets and exchanges in the United States (U.S.), but we are in the process of expanding our service to listing clients on domestic exchanges in China as well as the Hong Kong Stock Exchange.

On April 22, 2020, we completed the acquisition of approximately 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders. LGC, through its subsidiaries and VIE operating entities, is engaged in the Multi-Channel Advertising Business, Event Planning and Execution Business, Film Production Business and Movie Theater Operating Business (collectively “media business”) in China.

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

As of January 31, 2021, we have one business line, which is the provision of financial consulting services.

Our financial consulting services

We launched our consulting services in 2015. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between PRC companies and overseas markets and exchanges. We have a team of qualified and experienced personnel with legal, regulatory, and language expertise in several overseas jurisdictions. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. Since our inception and up to the date of this report, we have successfully helped three Chinese enterprises to be quoted on the U.S. OTC markets and are currently assisting our other clients in their respective going public efforts. All of our current and past clients have been Chinese companies, and we plan to expand our operations to other Asian countries, such as Malaysia, Vietnam, and Singapore, by 2021.

For the six months ended January 31, 2021 and 2020, we provided going public consulting services to two and one customer, respectively. The low volume of consulting services was due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets. As a result, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties

Our total revenue generated from consulting services amounted to $949,690 and $573,240 for the six months ended January 31, 2021 and 2020, respectively.

We established new branch offices in Hong Kong and the United States in 2020 in order to increase our exposure, and we also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Key Factors that Affect Operating Results

The trade disputes between China and the United States has negatively impacted our business.

During the past two years, the U.S. government has, among other actions, imposed new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing new or higher tariffs on specified products imported from the United States. The uncertainties arising from the trade disputes between China and the United States negatively impacted our potential customers’ confidence to go public through IPOs in the United States in six months ended January 31, 2021 and 2020. As a result, both the number of our new going public consulting service customers and our going public consulting service revenue decreased in six months ended January 31, 2021 and 2020.

Our business success depends on our ability to acquire customers effectively.

Our customer acquisition channels primarily include our sales and marketing campaigns and existing customer referrals. In order to acquire customers, we have made significant efforts in building mutually beneficial long-term relationships with local government, academic institutions, and local business associations. In addition, we also market our consulting services through social media, such as WeChat or Weibo. If any of our current customer acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new customers in a cost-effective manner or convert potential customers into active customers or even lose our existing customers to our competitors. To the extent that our current customer acquisition and retention efforts become less effective, our service revenue may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition, and results of operations.

Our consulting business faces strong market competition.

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, and support of their customer acquisition and retention channels. In light of the low barriers to entry in the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in PRC regulatory environment may impact our business and results of operations.

The regulatory environment for the financial consulting industry in China is evolving. Recently, many local governments have established various subsidization schemes and policies to stimulate and encourage local business enterprises to go public, and this may stimulate the growth of more financial consulting firms to become new players given the low barrier of entry into the financial consulting industry as well. As more players enter into the competition, PRC governmental authorities may publish and promulgate various new laws and rules to regulate the financial consulting marketplace. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Our business depends on our ability to attract and retain key personnel.

We rely heavily on the expertise and leadership of our directors and officers to maintain our core competence. Under their leadership, we have been able to achieve rapid expansion and significant growth since our inception in 2015. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Our ability to sustain our growth will depend on our ability to attract qualified personnel and retain our current staff.

A. Operating Results

Comparison of Operation Results for the Six Months Ended January 31, 2021 and 2020

The following table summarizes the results of our operations for the six months ended January 31, , 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended January 31,		Changes
	2021	2020	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$949,690	$573,240	$376,450	66%

Operating expenses:
Selling expenses	227,188	2,029,251	(1,802,063)	(89)%
General and administrative expenses	2,419,523	1,701,140	718,383	42%
Total operating expenses	2,646,711	3,730,391	(1,083,680)	(29)%

Loss from operations	(1,697,021)	(3,157,151)	1,460,130	46%

Other income (expenses):
Interest income (expenses), net	188	(1,588)	1,776	112%
Other (expenses) income, net	(53,877)	60,014	(113,891)	(190)%
Gain from investment in trading securities	394,430	-	394,430	100%
Total other income, net	340,741	58,426	282,315	483%

Loss before income taxes	(1,356,280)	(3,098,725)	1,742,445	56%

Income tax benefits	-	52,107	(52,107)	(100)%
Net loss from continuing operations	(1,356,280)	(3,046,618)	1,690,338	55%

Net loss from discontinued operations, net of income taxes	(5,818,787)	-	(5,818,787)	(100)%

Net loss	$(7,175,067)	$(3,046,618)	$(4,128,449)	(136)%

Revenues. We primarily generated revenues from consulting services. Our total revenue increased by $376,450, or 66%, to $949,690 for the six months ended January 31, 2021, from $573,240 for the six months ended January 31, 2020. For the six months ended January 31, 2021 and 2020, we provided going public consulting services to two and one customers, respectively.

The low volume in consulting services was mainly caused by changes of market conditions and financial health of our customers affected by the outbreak and spread of COVID-19. Furthermore due to the recent intense tariff issues between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. As a result, our potential customers’ perception and confidence to go public through initial public offerings (“IPOs”) in the United States has been negatively impacted.

We established new branch offices in Hong Kong and the United States in 2020 to increase our exposure. We also plan to hire more specialized and talented employees in order to provide better services to our customers in the future. We believe our competitive strengths, including but not limited to, highly qualified professional service team with extensive experience in going public and consulting services, recognition and reputation of our services achieved from our previous success helping our clients going public, established long-term professional relationships with a group of well-known third-party professional providers both domestically and in the U.S., and established long-term cooperation relationships with local chambers of commerce and associations, will help us develop more customers for our consulting services to generate increased revenue in the long run.

Selling expenses. Our selling expenses primarily consisted of outsourced service fees charged by third-party service providers, business development expenses, referral commissions, salary and welfare expenses of our business development team, and business travel expenses.

Selling expenses decreased by $1,802,063, or 89%, from $2,029,251 in the six months ended January 31, 2020 to $227,188 in the six months ended January 31, 2021. The decrease in our selling expenses was primarily due to a decrease of $1,103,333 in business development expenses paid to third parties, as we had certain customers in pipeline and currently we do not need third parties to help us to identify and refer new customers; a decrease of $267,083 in outsourced professional service fees because we did not engage outsourced professionals to perform due diligence work on potential customers for the six months ended January 31, 2021, a decrease of $191,796 in commissions as we incurred and paid commissions of $191,796 to a third party individual who referred Sino-fortune Securities Limited to us as an acquisition target for the six months ended January 31, 2020, and a decrease of $163,854 in salary and welfare expenses as 14 employees left the Company during the six months ended January 31, 2021.

General and administrative expenses. Our general and administrative expenses primarily consisted of salary and welfare expenses of management and administrative team, office expenses, operating lease expenses, bad debt expense and professional fees such as audit and legal fees. Our general and administrative expenses increased by $718,383, or 42%, from $1,701,140 for the six months ended January 31, 2020 to $2,419,523 for the six months ended January 31, 2021. The increase in our general and administrative expenses was primarily due to an increase of $693,099 in depreciation and amortization expenses which included amortization expenses of $608,031 on intangible assets identified in acquisition of LGC in April 2020, against a decrease of $251,477 in provision for doubtful accounts as the Company did not provide provision against accounts receivable for the six months ended January 31, 2021 as we believe the collection of outstanding balances was probable.

Investment income. Investment income represented unrealized gains from investment in trading securities, which was measured at market price. For the six months ended January 31, 2021 and 2020, the investment income was $394,430 and $nil, respectively.

Income taxes. Our parent company ATIF was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ATIF is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, they did not have any assessable profits arising in or derived from Hong Kong for the fiscal years ended July 31, 2020 and 2019, and accordingly no provision for Hong Kong profits tax had been made in these periods.

Huaya and Qianhai were incorporated in the PRC. Under the Income Tax Laws of the PRC, Huaya is subject to income tax at a rate of 10% under the preferential tax treatment to Smaller-scale Taxpayers, and Qianhai is subject to the standard unified income tax at a rate of 25%.

Income tax benefits decreased from $52,107 for the six months ended January 31, 2020, to $nil for the same period ended January 31, 2021. The decrease was mainly due to significant net operating loss brought forward from fiscal year 2020 which resulted in decreased taxable income.

Net loss from discontinued operations, net of income taxes. During the six months ended January 31, 2021, the net loss from discontinued operations was comprised of a net loss of $710,614 from discontinued operations of LGC and a loss of $5,108,173 from disposal of the discontinued operations of LGC.

Because LGC was not acquired until April 2020, we did not report net loss from discontinued operations for the six months ended January 31, 2020.

For details of discontinued operations, please refer to Note 4 to unaudited condensed consolidated financial statements.

Net loss. As a result of the foregoing, net loss was $7,175,067 for the six months ended January 31, 2021, representing a change of $4,128,449 from net loss of $3,046,618 in the six months ended January 31, 2020.

B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our major shareholders, proceeds from our initial public offering, and equity financing through public offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and cash on hand.

Liquidity and Going concern

For the six months ended January 31, 2021 and 2020, we reported a net loss from continuing operations of approximately $1.4 million and $3.0 million, respectively, and negative cash flows from continuing operations of approximately $1.0 million and $2.8 million. Accordingly, there is substantial doubt about the Company to continue as a going concern as of January 31, 2021.

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of January 31, 2021, we had cash of $1.8 million and short-term investment in trading securities of $3.8 million, which are highly liquid at our discretion. On the other hand, we had current liabilities of $2.1 million. Based on our financial position as of January 31, 2021, the management believes that we will continue as a going concern in the following 12 months.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. On November 5, 2020, the Company closed a registered direct offering of 4,347,826 of its ordinary shares at a purchase price of $0.92 per share, for a net proceed of $3,545,000 after deducting issuance costs. The Company has also issued to the investors unregistered warrants to purchase up to an aggregate of 4,347,826 of its ordinary shares at an exercise price of $1.10 per share, subject to adjustment, in a concurrent private placement. FT Global acted exclusive placement agent for the registered direct offering and the private placement. As compensation, the Company paid FT Global a cash fee of equal to 7.5% of the gross proceeds of the registered direct offering, up to $30,000 in reimbursable expenses, and warrants to purchase 391,304 of its ordinary shares at an exercise price of $1.10 per share.

The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Substantially all of our operations are conducted in China and all of our revenue, expenses, cash, and cash equivalents are denominated in RMB. Due to the PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars, we may have difficulty distributing any dividends outside of China.

We have not declared nor paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our restricted net assets as of January 31, 2021.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on our liquidity, financial condition, and results of operations.

The following table sets forth summary of our cash flows for the six months ended January 31, 2021 and 2020:

	For the six months ended January 31,
	2021	2020
Net cash used in operating activities	$(1,113,239)	$(2,773,171)
Net cash used in investing activities	(1,244,404)	(1,305,570)
Net cash provided by financing activities	3,634,686	-
Effect of exchange rate changes on cash	57,187	(48,335)
Net increase (decrease) in cash	1,334,230	(4,127,076)
Cash, beginning of period	428,258	6,459,702
Cash, end of period	$1,762,488	$2,332,626

Operating Activities

Net cash used in operating activities was $1,113,239 for the six months ended January 31, 2021, comprised of net cash used in operating activities from continuing operations and discontinued operations of $1,010,203 and $103,036, respectively. Net cash used in operating activities from continuing operations mainly derived from (i) net loss of $1,356,280 from continuing operations for the six months ended January 31, 2021, adjusted for noncash depreciation and amortization expenses of $733,359 and gains from investment in trading securities of $394,430, and (ii) net changes in our operating assets and liabilities, principally comprising of an increase of $228,151 in accounts receivable as we completed consulting services with one of our customers in January 2021 with outstanding balance of $237,141 due from the customer, and an increase of 74,706 in accrued expenses and other current liabilities as we accrued legal and consulting expense for pending arbitration and legal proceeding case with Boustead Securities, LLC.

Net cash used in operating activities was $2,773,171 for the six months ended January 31, 2020, mainly derived from (i) net loss of $3,046,618 for the six months ended January 31, 2020, adjusted for noncash provision for doubtful accounts of $238,738 and amortization of right-of-use assets of $203,454, and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in accounts receivable of $208,763 because of the collection of consulting service fees from one customer after we completed the consulting services based on contract terms; a decrease in deferred revenue of $231,640 because we recognized the same amount as revenue when our consulting services have been rendered to customers and our performance obligations have been satisfied, and an increase in our operating lease liabilities of $203,454.

Investing Activities

Net cash used in investing activities amounted to $1,244,404 for the six months ended January 31, 2021, which primarily included the purchase of property and equipment of $25,236 and investment of $2,437,946 in trading securities, net of cash of $1,225,105 collected from redemption of life insurance arrangement, and net cash used in investing activities in discontinued operations of $6,327.

Net cash used in investing activities amounted to $1,305,570 for the six months ended January 31, 2020, which primarily included the purchase of property and equipment of $144,008 for our newly established offices in Hong Kong and the United States, loans receivable of $942,914 advanced to LGC to support LGC’s intended IPO by itself, which has been subsequently settled in connection with our acquisition of LGC in April 2020, and an acquisition deposit of $218,648 for our intended acquisition of Sino-fortune, which has been subsequently collected upon the termination of the intended acquisition.

Financing Activities

Net cash provided by financing activities was $3,634,686 the six months ended January 31, 2021, attributable to proceeds of $3,545,000 raised in registered direct offering in November 2021, and cash provided by financing activities from discontinued operations of $89,686.

There was no cash provided by or used in financing activities for the six months ended January 31, 2020.

C. Research and Development, Patents and Licenses, etc.

None.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended January 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that are reasonably likely to cause the disclosed information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended January 31, 2021 and 2020, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

Effective August 1, 2019, we adopted the new lease accounting standard Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842) using the optional transition method which allowed us to continue to apply the guidance under the lease standard in effect at the time in the comparative periods presented. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $3.29 million and $3.50 million, respectively, as of August 1, 2019, with no impact on accumulated deficit. Financial position for reporting periods beginning on or after August 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance.

The Company leases offices space under non-cancelable operating leases, with lease terms ranging between 2 to 3 years. The following is a schedule, by years, of maturities of lease liabilities as of January 31, 2021:

Lease payments
For the six months ended July 31, 2021	$219,077
For the twelve months ended July 31, 2022	212,440
For the twelve months ended July 31, 2023	4,928
Total lease payments	436,445
Less: imputed interest	(19,972)
Present value of lease liabilities	$416,473

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.